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                               CONFIDENTIAL TREATMENT REQUESTED BY CNOOC LIMITED


                              (CNOOC LIMITED LOGO)


February 12, 2007


VIA FACSIMILE AND EDGAR SUBMISSION

Ms. Jill S. Davis
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Box 7010
Washington, D.C. 20549
U.S.A.

RE: CNOOC LIMITED
    FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2005
    FILED JUNE 26, 2006
    COMMENT LETTER DATED JANUARY 11, 2007
    FILE NO. 1-14966

Dear Ms. Davis:

On behalf of CNOOC Limited, we are pleased to provide the attached response to the comment letter from the Staff of the Securities and Exchange Commission (the "SEC") dated January 11, 2007 with respect to the Company's Form 20-F for the fiscal year ended December 31, 2005, which was filed on June 26, 2006. The italicized paragraphs below restate the numbered paragraphs in the Staff's comment letter, and the discussion set out below each such paragraph is the Company's response to the Staff's comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1.   We note from public reports that you may have signed a preliminary agreement to develop Iran's Northern Pars gas field. We also note public reports that you or your affiliates have previously invested in Iran, and that you have invested in Syria and Sudan. Iran, Syria and Sudan are identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department's Bureau of Industry and Security and the U.S. Treasury Department's Office of Foreign Assets Control. Your Form 20-F does not contain
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Ms. Jill Davis                 CONFIDENTIAL TREATMENT REQUESTED BY CNOOC LIMITED
Securities and Exchange Commission
February 12, 2007
Page 2

     disclosure of activities associated with Iran, Syria or Sudan. Please describe your current, past and anticipated operations in and contacts with Iran, Syria and Sudan, including through affiliates and other direct and indirect arrangements. Tell us whether, and explain the extent to which, the governments of Iran, Syria and Sudan, or entities controlled by them, receive financing or act as intermediaries in connection with any such operations.

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                CONFIDENTIAL TREATMENT REQUESTED BY CNOOC LIMITED


2. Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of the countries' status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders.

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                CONFIDENTIAL TREATMENT REQUESTED BY CNOOC LIMITED

3. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities associated with Iran, Syria and Sudan. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

     We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also that Vermont's Pension Investment Committee has adopted a resolution restricting investments in companies and governments linked to terrorist or genocidal activities, and that those restrictions cover Iran, Syria and Sudan. California, Connecticut, Illinois, Maine, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, the University of California and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality
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Ms. Jill Davis                 CONFIDENTIAL TREATMENT REQUESTED BY CNOOC LIMITED
Securities and Exchange Commission
February 12, 2007
Page 3

     analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Iran, Syria and Sudan.

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                CONFIDENTIAL TREATMENT REQUESTED BY CNOOC LIMITED

4. Please also address the impact of your regulatory compliance programs that cover operations and contacts associated with these countries, and any internal risk assessment undertaken in connection with business in those countries. In this regard, please address the applicability to your Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.

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                CONFIDENTIAL TREATMENT REQUESTED BY CNOOC LIMITED

5. With respect to your discussion in response to comments one and four above, we note that your risk factor on page 15, "Some foreign countries and regions...", identifies six countries, but not Iran, Syria or Sudan, with which China has amicable relationships but that may be subject to trade or economic sanctions imposed from time to time by other countries. The risk factor also states that you may he "affected by trade or economic sanctions that may be imposed by other countries due to their deteriorated relations with each other." Please advise us of the reasons you do not identify your contacts with Iran, Syria or Sudan in the risk factor.

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              [****] DENOTES REDACTED LANGUAGE PURSUANT TO RULE 83

                CONFIDENTIAL TREATMENT REQUESTED BY CNOOC LIMITED

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Ms. Jill Davis                 CONFIDENTIAL TREATMENT REQUESTED BY CNOOC LIMITED
Securities and Exchange Commission
February 12, 2007
Page 4

     Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at fax number (86-10) 8452-1309 or email address at yanghua@cnooc.com.cn, or Mr. Victor Zhikai Gao at fax number (86-10) 8452-3377 or email address at gaovictor@cnooc.com.cn, or Mr. John Saia of DLA Piper US LLP, at telephone number (650) 833-2444. Thank you very much for your assistance.



Sincerely,

By:    /s/ Yang Hua
       --------------------------------------------
Name:  Yang Hua
Title: Executive Director, Executive Vice President & Chief Financial Officer

cc:    Kim Calder, Securities and Exchange Commission
       Victor Zhikai Gao, CNOOC Limited
       Henry Wang, DLA Piper UK LLP
       John Saia, DLA Piper US LLP
       Alexander Mackintosh, Ernst & Young, Hong Kong
       Clive Saunderson, Ernst & Young, Beijing